Comstock Funds, Inc.

One Corporate Center

Rye, NY 10580-1422

August 29, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Comstock Funds, Inc.

Request for Withdrawal of Filing of Amendment No. 36 to the Registration Statement on

Form N-1A (Registration No. 33-40771)

Dear Ms. Hatch,

On behalf of Comstock Funds, Inc. (the “Fund”), and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby make application to the Securities and Exchange Commission (the “Commission”), to withdraw the Fund’s Amendment No. 36 to the Registration Statement on Form N-1A (“Registration Statement”) filed on August 28, 2013, due to the fact that the auditor’s consent was inadvertently filed with the incorrect date.

The Registration Statement was transmitted and accepted by the Commission on August 28, 2013, (accession no.
0001193125-13-350212). No securities were sold in connection with this Registration Statement. The Fund will re-file its Registration Statement on August 29, 2013, after the filing of this application, with the correct date on the auditor’s consent.

If you have any questions or comments regarding this filing, please do not hesitate to contact me at (914) 921-8371.

Sincerely,

/s/ Agnes Mullady

Agnes Mullady

Treasurer of Comstock Funds, Inc.